Exhibit 11 — COMPUTATION OF PER SHARE EARNINGS
(Dollars in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
BASIC
Average shares outstanding	93,261,154	91,189,208	93,117,090	90,981,208
Net Income	$74,691	$67,334	$140,631	$125,569

Per share amount	$0.80	$0.74	$1.51	$1.38

DILUTED
Average shares outstanding	93,261,154	91,189,208	93,117,090	90,981,208

Effect of dilutive securities based on the treasury stock method using the average market price if higher than the exercise price	1,052,516	628,167	1,060,459	847,297

	94,313,670	91,817,375	94,177,549	91,828,505

Net income	$74,691	$67,334	$140,631	$125,569

Per share amount	$0.79	$0.73	$1.49	$1.37

The antidilutive stock options outstanding were 531,000 and 3,432,297 at June 30, 2006 and 2005, respectively.